August 14, 2023

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks Vault 2, LLC Post-Qualification Amendment to Offering Statement on Form 1-A Filed August 2, 2023 File No. 024-12271

Dear Sir or Madam:

We have electronically filed herewith on behalf of Masterworks Vault 2, LLC (the “Company”) Post-Qualification Amendment No. 4 (“Post-Qualification Amendment No. 4”) to the above-referenced offering statement on Form 1-A originally filed on June 2, 2023, as amended by Post-Qualification Amendment No. 1 filed on June 21, 2023, Post-Qualification Amendment No. 2 filed on July 18, 2023 and Post-Qualification Amendment No. 3 filed on August 2, 2023 (together, the “Form 1-A”). Post-Qualification Amendment No. 4 is marked with < R > tags to show changes made from the Form 1-A filing. In addition, we have included a narrative response keyed to the comment of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Joshua B. Goldstein dated August 8, 2023. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Post-Qualification Amendment to Form 1-A Filed August 2, 2023

Risk Factors

Risks Relating to Potential Conflicts of Interest, page 22

1.	Comment: Revise this section to include a risk factor, or revise the risk factor on page 17, to discuss in greater detail the conflicts of interest discussed on page 53.

Response: In response to the Staff’s comment, the Company has added a risk factor on page 17 of Post-Qualification Amendment No. 4 to include the requested information.

Potential Conflicts of Interest, page 53

2.	Comment: We note that there appears to be a current, actual conflict of interest associated with relying on an affiliate to complete art appraisals. Accordingly, please revise this heading to remove the word “potential.” In the following paragraph, revise to clarify that there is an actual conflict of interest, as the current disclosure states there “may” be conflicts.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 53 of Post-Qualification Amendment No. 4.

If the Staff has any further comments regarding the offering statement on Form 1-A, or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

MASTERWORKS VAULT 2, LLC

By:	/s/ Joshua B. Goldstein
Joshua B. Goldstein General Counsel and Secretary

cc:	Donald Field/U.S. Securities and Exchange Commission
Taylor Beech/U.S. Securities and Exchange Commission